3050 Spruce Street, St. Louis, MO 63103 USA
Tel: (800) 521-8956 (314) 771-5765 Fax: (800) 325-5052 (314) 771-5757

March 21, 2014

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sigma-Aldrich Corporation
Definitive Proxy Statement on Schedule 14A
File No. 000-08135

Ladies and Gentlemen:

On behalf of Sigma-Aldrich Corporation (the “Company”), this letter is being provided to the Commission as supplemental information in accordance with Instruction 5 of Item 10 of Rule 14a-101 promulgated under the Securities Exchange Act of 1934, as amended.

As described in the Company’s definitive proxy statement (filed with the Commission today via Edgar), the Company is seeking the approval from its shareholders of the Sigma-Aldrich Corporation 2014 Long-Term Incentive Plan (the “Plan”).  The Plan is attached to the proxy statement as Appendix B.  The Company hereby informs the Commission that it expects to file a Registration Statement on Form S-8 with regard to the shares of common stock, which subject to shareholder approval, will be authorized to be issued under the Plan as soon as practicable following approval by the shareholders, but in any event prior to the issuance of such shares.

Please contact me at 314-286-7443 if you have any questions.

Sincerely,

/s/ George L. Miller
George. L. Miller
Senior Vice President, General Counsel and Secretary